January 26, 2012

Pamela Long

Division of Corporation Finance

placecountry-regionUnited States Securities and Exchange Commission

placeCityWashington, StateD.C. PostalCode20549

Via Edgar

Re:

Dream Homes Limited

Registration Statement on Form S-1

Filed August 12, 2011

File No. 333-176258

Dear Ms. Long:

We are in receipt of your letter, dated September 7, 2011 which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response.

Comment Number 1.

Disclosures in the plan of distribution section and the legal opinion filed as exhibit 5.1 that this registration statement is for a secondary offering of five million shares of common stock by the selling shareholders are inconsistent with disclosures elsewhere in the registration statement that this registration statement is for a primary offering of five million shares of common stock by the company on a best efforts basis. Please reconcile the disclosures.

Response:  The Registration Statement has been amended to show that this is a primary offering.

Comment Number 2.

If this is a self-underwritten offering by the company, disclose who will offer the securities on the company’s behalf and whether the company is relying on the safe harbor from broker dealer registration in Rule 3a4-1 under the Exchange Act. If applicable, provide an analysis of the company's basis for reliance on the safe harbor.

Response:  The securities will be offered and sold by the Company’s officers, directors, and/or employees. None of these persons will receive a sales commission or any other form of compensation for this Offering. In connection with their efforts, the officers, directors and employees will rely on the safe harbor provisions of Rule 3a4-1 of the Securities Exchange Act of 1934.   This Rule provides an exemption from the broker/dealer registration requirements of the Securities Exchange Act of 1934 for persons associated with an issuer provided that they meet certain requirements, which they do. No one has made any commitment to purchase any or all of the securities being offered.  However, the directors, officers, and/or employees will use their best efforts to find purchasers for the securities. There is no minimum number of securities to be sold in this Offering.  Funds received from investors will not be placed in an escrow, trust, or similar account.  Instead, all cleared funds will be immediately available to the Company following their deposit into the Company’s bank account, and there will be no refunds once a subscription for purchase has been accepted.

Comment Number 3.

 Provide sufficient disclosure on the manner in which the securities will be offered.  For example, indicate whether investors will he solicited through direct mailings, exclusively through personal contact, or investment meetings.

Response:  Investors will be solicited primarily through personal contact, although email and direct mailings may also be utilized.  In addition, investor meetings may be scheduled to present the investment in a group setting.

Comment Number 4.

Tell us whether the company’s sole officer and two directors may purchase shares in the offering.

Response:  The company’s officer and directors may not purchase shares in the offering

Registration Statement’s Facing Page

Comment Number 5.

We are unable to locate footnote (3) to which a reference is made in the calculation of registration fee table. Please revise.

Response:  Footnote 3 has been eliminated as a citation.

Prospectus. Outside Front Cover Page

Comment Number 6.

 If true, disclose here and in the summary of the offering on page 8 that this is a self-underwritten offering by the company on a best efforts basis. Further, if the company is making the offering on a best efforts minimum/maximum basis, show this information based on the total minimum and total maximum amount of the offering. See Item 501(b) of Regulation S-K.  We note the disclosure on the first risk factor referring to the offering on page 14.

Response: There is no minimum amount of the offering. Any funds received will immediately be put into the operation of the company.  Please note the “Use of Proceeds” chart that has been added to the document.

Comment Number 7.

 Disclose the offering price of the securities being offered. See Item 501(b) of Regulation S-K.

Response:  $1.00 has been inserted into tables where the offering price is relevant.

Comment Number 8.  Disclose here and in the summary of the offering on page 8 whether Dream Homes has engaged or intends to engage a market maker and whether Dream Homes has applied intends to apply for listing or quotation of its shares of common stock on any public market.

Response: After completion of this registration, Dream Homes may attempt to engage a market maker and intends to apply for listing and quotation of its common shares on a public market, or the Pink Sheets.

Comment Number 9.

  Highlight the cross reference to the risk factors section by prominent type or in another manner.  See Item 501(b)(5) of Regulation S-K.

Response:  This has been done as italics and bold face.

Explanatory Note, page 5

Comment Number 10.   Since this registration statement is for a primary offering of five million shares of common stock being registered under the Securities Act, please delete the first sentence.

Response:

Corrected as suggested.

Cautionary Statement Regarding Forward Looking Statements, page 5

Comment Number 11.   Since this is Dream Homes' initial public offering, please delete the phrase "within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Alternatively, make clear that Dream Homes in ineligible to rely on the safe harbor.

Response:  This phrase has been deleted as suggested.

Market Data and Industry Information, page 7

Comment Number 12.   We note the disclaimer “we do not make any represent as to its accuracy.” Since Dream Homes may not disclaim responsibility for information that it has chosen to include in the registration statement, please delete the disclaimer.

Response:  The disclaimer has been deleted.

Risk Factors, page 9.

Comment Number 13.   Delete the phrase “in this offering memorandum” in the introductory paragraph.  Similarly, delete the phrases “of this private placement memorandum”  and “through this private placement memorandum” on page 26 and the phrase "this Offering Memorandum” on page 30.

Response:

These deletions have been accomplished.

Comment Number 14.   The presentation throughout this section often suggests or implies that Dream Homes is a fully-operational company rather than a development stage company.  For example, refer to the first risk factor.  Please revise this section to present information accurately and adequately on Dream Homes as a development stage company rather than as a fully operational company and revise or delete disclosure that inappropriately mitigates the risks discussed or is more suited for the business section.  For instance, please refer to the last paragraph in the risk factor entitled “If we are unsuccessful in competing against our homebuilding competitors, our market share could decline or our growth could he impaired and, as a result, our financial results could suffer.”

Response:  More detail has been added to explain that the company is in its development state, although this risk factor is accurate, in that the market share will, if the company is in action with its development activities for single-family residences, suffer from competition.

Comment Number 15.   Provide prominent disclosure in a revised first risk factor that Dream Homes is a development stage company that has incurred cash and significant non-cash operating losses, has no revenue from the sale of homes and has not begun its planned principal business operations.

Response:  The first risk factor has been revised as suggested.

Comment Number 16.   Provide a discrete risk factor on the going concern opinion issued by Dream Homes’ independent public accounting firm.

Response:  A “going concern” risk factor has been added.

Comment Number 17.    We note the statements on page 14 "In addition to the risks mentioned herein, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Memorandum, potential investors should keep in mind other potential risks that could he pertinent and/or important.  Since Dream Homes is required to disclose all risks that it believes are material at this time. Please delete the statements.

Response:  This particular risk factor has been removed.

Comment Number 18.   We note the disclosure under "5. Note Payable. Including accrued interest,  on page 49, that the company’s obligation under the 8% convertible note due on May 5 2012 is in default. Please revise to include risk factor discussion of the default.

Response:  An additional Risk Factor concerning this Note has been added to the registration statement.

“We could experience a reduction in home sales and revenues or reduced cash flows due to our inability to acquire land for our housing developments if we are unable to obtain reasonably priced financing to support our homebuilding activities,” page 10.

This “header” has been changed to:

We could experience inability to acquire land for our housing developments if we are unable to obtain reasonably priced financing to support our homebuilding activities.

Comment Number 19.  Because you do not currently have any operations, we do not understand your reference to internally generated funds. Please revise and advise.

Response:  This statement has been modified to indicate that: “The homebuilding industry is capital intensive, and homebuilding requires significant up-front expenditures to acquire land and begin development. Accordingly, we will incur substantial indebtedness to finance our homebuilding activities. We believe that private borrowings will become available to fund some of the acquisition-related capital needs, specifically including land purchases.”

This offering is a “Best Efforts” offering with no firm commitment, page 14.

Comment Number 20.   Please disclose that there is no minimum amount that needs to be raised and that investor funds will be accessed by the company immediately and not returned.

Response:   The document has been modified to reaffirm that there is no minimum amount of the offering.

There will be a continuation of management control, page 14.

Comment Number 21.    Please specify the percentage of the company's outstanding common stock owned by its management and principal stockholders before and after the offering.

Response:   The shareholdings of the management and affiliated stockholders has been portrayed both before and after the offering to show the percentage ownership that would apply.

Use of Proceeds, page 15

Comment Number 22. We note the disclosure in footnote (4) that management has a verbal agreement with Amboy Bank to fund the acquisition, development, and construction of the Redwood property in three stages.  If the company is party to an oral contract that would he required to be filed as an exhibit under item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit.  For guidance, refer to Question 146-04 in the Regulation S-L section of our “Compliance and Disclosure Interpretations” which is available on the Commission’s website at http://www.sec.gov.

Response:  This reference to an oral agreement with Amboy has been deleted.

Comment Number 23.    We note the disclosure in the summary section that you intend to use part of the proceeds of the offering to reduce indebtedness. If any material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.  Please refer to Instruction 4 of Item 504 of Regulation S-K.  Please also fully comply with the disclosure requirements of Instructions 5 and 6 of Item 504 as we note the reference to the use of proceeds for acquisitions in the summary section on page 8.

Response: The only indebtedness which would be discharged would be the $80,000 8% convertible note which is currently on the balance sheet, and which debt was incurred well over one year earlier.  This Note has been highlighted in the newly-inserted Risk Factor, specifically addressing this Note.

Dilution, page 16

Comment Number 24.    Provide these disclosures as required by Item 506 of Regulation S-K.

.

The net tangible book value per share before and after the offering.

.

The amount of the increase in net tangible book value per share attributable to the case payments made by purchasers of the shares being offered.

.

The amount of the immediate dilution from the public offering price which will be absorbed by the purchasers.

Response:  A table, along with 5 additional paragraphs, have been inserted into the registration statement to provide the requested information.

Description of Business page 17.

Comment Number 25.   Some of the presentation in this section is essentially promotional material more appropriately directed to Dream Homes' potential customers and advertisers than to Dream homes security holders and potential investors. For example, refer to the statements on page 18 “An investment in the comment stock of Dream Homes among the other opportunities which that investment might represent which that investment might represent, is to a certain degree, a bet on the placeStateNew Jersey real estate market” --- and "It is further believed by Management. based on varied real estate experience over the last 25 years, an opportunity for the acquisition of real assets currently exists as values which will allow for excellent returns over the next 5-7 year period.  Revise this section so that the presentation contains balanced disclosure about Dream Homes and its planned business operations.

Response:  This section has been substantially re-written to provide the disclosure requested.

Comment Number 26.    Disclose the specific factual basis for and the context of all Dream Homes' beliefs, estimates and opinions in this section and the MD&A section. This pertains particularly to disclosure of all projections, statistics and assertions. Note that Dream Homes must have a reasonable basis for all projections, statistics and assertions. If not, Dream Homes should remove them from the filing.  If Dream Homes relies on a third-party source for the information, please disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the registration statement.

Response: These sources have been identified in the body of the document, and copies are being mailed as requested.

Management Policies, page 20

Comment Number 27.    Although you state that the company's code of ethics is filed as exhibit 14.1, the code of ethics is not filed as exhibit 14.1 to the registration statement. Please file the code of ethics as an exhibit.

Response: The Ethics Code is filed as Exhibit 14.1 to the Amended Statement.

Legal Proceedings. page 20

Comment Number 28.   Clarify that the disclosure covers the past 10 years.  See Item 401(f) of Regulation S-K.

Response: That is correct — this disclosure covers a 10-year period.  The time period has been added to this disclosure to assure the reader of that scope.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Comment Number 29.   Given the uncertainty of Dream Homes’ continued existence, management’s discussion and analysis of financial condition and results of operations or MD&A must contain appropriate and prominent disclosure of Dream Homes’ financial difficulties and Dream Homes’ viable plans to overcome these difficulties. Additionally, MD&A should include a reasonably detailed discussion of Dream Homes’ ability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements. Please revise.

Response:  The Company’s president, Mr. Simonelli, will continue to fund expenses as necessary if no additional capital resources are found.

Comment Number 30.   Given Dream Homes’ history of no revenues, disclose how Dream Homes intends to satisfy the costs that it will incur as a result of becoming a public company upon the registration statement’s effectiveness.  Further, discuss Dream Homes’ liquidity during the offering’s duration, taking into account the fact that Dream Homes will be a reporting company under the Exchange Act.

Response:  The Company’s president, Mr. Simonelli, will continue to fund expenses as necessary if no additional capital resources are found.

Liquidity Page, 27

Comment Number 31.   Please amend your filing to disclose the covenants related to your note payable, why you are in default on the note and the consequences to which you are subject as a result of the default regardless of the debtor’s intentions to collect or convert the note.  If you receive a waiver, please disclose that matter and the length of the extension.

Response:  This information has been included in the existing Risk Factor on page 12 and the amended contract has been added to the exhibits.

Comment Number 32.   You state on page 20 that the aggregate purchase price related to the PlaceNameGalloway PlaceTypeTownship is $1.7 million and $4.7 million for placePlaceNameSeaview PlaceTypeGardens, which exceeds maximum proceeds of your offering of $5 Million.  Please amend your filing to disclose the amount of funding you require for your business for the next year and the next five years.  Please also disclose the source of funds.  Refer to Sections 501.03 and .13 of the Financial Reporting Codification for guidance.

Response.   The two sellers of properties identified in the registration statement have both agreed to provide seller-based financing, as noted in the narrative, and this financing, in concert with funds raised during the offering, should be sufficient, if approached serially as opposed to simultaneously, to allow for the acquisition and subsequent development of the parcels identified.

Management, page 28

Comment Number 33.   Describe briefly the business experience of Mr. Vincent Simonelli during the past five years.  See Item 401(e) of Regulation S-K.

Response: In the past 5 years, Mr. Simonelli has been involved in all aspects of residential building and development. In addition, he has consulted with Amboy Bank on workout solutions on a number of troubled assets.  The biographical description in the statement has been greatly expanded.

Executive compensation, page 29.

Comment Number 34.  We are unable to locate footnote (2) to which a reference is made in the    summary compensation table.  Please revise.

Response:  The erroneously inserted footnote reference has been removed.

Certain Relationships and Related Party Transactions, page 29

Comment Number 35.   Identify any promoter of Dream Homes’ transactions with any promoter.  See item 404(c) of Regulation S-K.

Response:   There have been no promoters for Dream Homes.

Comment Number 36.   Item 404(d) of Regulation S-K requires a description of any transaction since the beginning of the issuer’s last fiscal year or any currently proposed transaction in which the small business issuer was or is to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of the small business issuer’s total assets at year end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest.  We note the disclosure under “advances to and from Unconsolidated Related Parties” in note 1 to the financial statements on page 44.  Please revise.

Response.  The following narrative was inserted to emphasize ‘related transactions’ for the Company:

As of June 30, 2011, certain adjustments were made to the financial statements which pertained to Transactions between Related Parties. These adjustments are more specifically detailed under the 4th and 5th pages of  the Notes to Financial Statements and titled “Advances to and from Unconsolidated Related Parties”.    In summary, Dream Homes Ltd. wrote off a Note due from Foxmoor at Absecon Corp. in the amount of $141,715, which it deemed to be worthless. Concurrently, VCS Holdings, LLC, which is a single member LLC, wholly owned by Vincent Simonelli, forgave the $125,000 used to fund the note receivable from Foxmoor at Absecon Corp, which was non-interest bearing and due on demand.   Additionally, collections were received from Foxmoor at Hamilton LLC, Foxmoor at Newfield LLC and Foxmoor at Little Egg Harbor LLC in the amount of $14,000 and payments were made to General Property Investments LLC and Foxmoor at Twin Lakes Corp in the amount of $7,700, These companies are all related parties. These transactions resulted in a net increase in cash to Dream Homes Ltd in the amount of $6,300.

Comment  Number 37.    Disclosure in the first paragraph that the company had set up an employee stock grant program as of December 31, 2009 is inconsistent with disclosure in the last paragraph that the company has not yet created an employee stock grant program.  Please reconcile the disclosures.

Response:   There is no Employee Stock Program and that reference has been eliminated.

Description of Securities, page 30.

Comment Number 38.  Disclose that the articles of incorporation and bylaws are filed as exhibits to the registration statement.

Response:  The fact that the Articles and Bylaws are exhibits has been added to the disclosure.

Plan of Distribution, page 31

Comment Number 39.  Disclosure that the shares of common stock may be sold at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices is inconsistent with disclosures elsewhere that the shares of common stock are being offered at $1.00 per share.  Please reconcile the disclosures.

Response:  During the term of the offering, the price at which shares will be sold by the Company will be fixed at $1.00.  The possibility that resales, by already-existing shareholders, might occur, alters the rigidity with which prices of share transfers can be controlled.

Where You Can Find More Information,

Comment Number 40.   We note the "not necessarily complete” language in the first paragraph. Clarify that the prospectus includes the material provisions of any contract or other document filed as an exhibit to the registration statement.

Response:  This clarification language has been added, as suggested.

Comment Number 41.    Revise the second paragraph to clarify that Dream Homes will become subject to the information and periodic reporting requirements of the Exchange Act upon effectiveness of this registration statement.

Response: This clarification language has been added, as suggested.

Financial Statements Page 37

Comment Number 42.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:   The necessary disclosures as of and for the six- and three-months ended June 30, 2011, have been included.

Balance Sheets, page 37

Comment Number 43.   Please amend your filing to disclose on the face of your balance sheet the number of shares issued and outstanding.  Refer to Rule 5-02 of Regulation S-X for guidance.

Response.  These disclosures have been added to the balance sheets.

Statement of Operations. page 38

Comment Number 44.   Please amend your filing to present earnings per share pursuant to Rule 5 03 of Regulation S-X.   Please also amend your filing to include the disclosure requirements of ASC 260-10-50-1.

Response:  These amendments have been made.

Comment Number 45.    Please amend your filing to present an income statement showing amounts of revenue and expenses for each period covered by the income statement and, in addition, cumulative amounts from the entity’s inception.  Specifically, we note your interim income statement does not provide cumulative amounts.  Refer to ASC 915-225-45 -1 for guidance.

Response:  The revised financial statements include the required disclosures from inception.

Subsequent Events

Comment Number 46.   Please revise your filing to disclose the date through which subsequent events have been evaluated which we assume to approximate the consent date.  Refer to ASC 855-10-50-1 for guidance.

Response:  This information has been included in the Notes to the Financial Statements under “Impact of Recent Accounting Pronouncements” and as a footnote under Subsequent Events.

Recent Sales of Unregistered Securities, Page 51.

Comment Number 47.   For any securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold.  See Item 701(b) of Regulation S-K.

Response:  All securities sales during the preceding three years have been enumerated in the registration statement and in the financial statements.

Undertakings, Page 52

Comment Number 48.   Provide the undertakings required by item 512(a)(6) of Regulation S-K.

Response:   These undertakings have been provided.

Signatures, Page 54

Comment Number 49.   Dream Homes’ controller or principal accounting officer also must sign the registration statement.  Further, any person who occupies more than one specific position, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement.  See Instructions 1 and 2 for signatures on Form S-1 and revise.

Response: Vincent Simonelli is signing in the capacities as principal accounting officer and controller, in addition to signing as president and director.

Exhibit Index

Comment letter 50.   Revise the exhibit index to indicate that exhibit 10.3 includes the agreement of sale and the amendment to the agreement of sale.

Response:  Revised as suggested.

Exhibits

Comment Number 51.  File a specimen of the common stock as an exhibit to the registration statement.

Response: A specimen stock certificate has been filed as Exhibit 4.1.

Exhibit 5.1

Comment Number 52.   Please revise this opinion to remove the reference to selling shareholders and to state clearly that five million shares of common stock offered by the company are legally issued fully paid and non-assessable.

Response:  So revised.

Comment Number 53.   Counsel must consent also to being named in the registration statement.  Please revise.

Response:  Consent of counsel has been added as Exhibit 23.1, which is included within Exhibit 5.1.

Exhibit 10.1

Comment Number 54.  We note that the contract for sale of real estate is unexecuted.  File the executed contract for sale of real estate as an exhibit.

Response: A copy of the executed contract is attached as exhibit 10.1.

Comment Number 55.  Section 3.0 of the contract for sale of real estate filed as exhibit 10.1 stipulates that the closing of title must take place on or before September 19, 2009 unless the buyer requests on or before September 15, 2009 a three-month extension to December 15, 2010 (sic).  Consequently, it appears that the contract is no longer binding on the parties.  Please revise the disclosure in the registration statement.

Response:   The amendment to the Contract has been provided as an additional exhibit (10.3) to show the period expiring on December 31, 2011.  Mr. Simonelli is currently negotiating to have another year added to the performance deadline.

Exhibit 10.2

Comment Number 56.  Since this registration statement is for the offering and sale of up to five million shares of common stock by the company, it is unclear why the subscription agreement for units consisting of one share of common stock and one warrant to purchase shares of common stock is included as an exhibit to the registration statement.  Please file the subscription agreement for the offering under this registration statement as an exhibit.

Response:  The Subscription Agreement has been corrected, as noted.

Exhibit 10.3

Comment Number 57.   Section 5 of the amendment to agreement of sale filed as exhibit 10.3 stipulated that the conditions precedent for closing are extended for an addition period of 12 months from the date that the amendment is fully executed by the parties.  Since the parties fully executed the amendment on March 26, 2009, the extension period for the conditions precedent for closing has expired.  Please revise the disclosure in the registration statement.

Response:  An Addendum to Agreement has been added to the Exhibit list, which identifies the extended term of the agreement as December 31, 2011, and disclosure of this fact has been added to the registration statement.

Respectfully,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich

Counsel to Dream Homes Limited